UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 3

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP
Times Square Tower

7 Times Square

New York, New York 10036

(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dealertrack Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Runway Acquisition Co. (“Acquisition Sub”), a subsidiary of Cox Automotive, Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $63.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The subsection “Background of the Offer” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of paragraph 18:

“Mr. Schwartz asked Mr. O’Neil whether Mr. O’Neil would be willing to stay on, in a role to be discussed, with the combined company following the closing of the proposed transaction. Mr. O’Neil said he would be open to considering staying on.”

The subsection “Background of the Offer” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of paragraph 27:

“On or around June 9, Mr. Schwartz asked Mr. O’Neil whether his current employment with Dealertrack provided for any plane allowance. Mr. O’Neil responded to Mr. Schwartz that Dealertrack did provide Mr. O’Neil with a plane allowance for work travel only.”

The subsection “Background of the Offer” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of paragraph 28:

“On or around June 10, Mr. Schwartz mentioned to Mr. O’Neil that Mr. Schwartz or representatives of Wachtell would send a draft retention term sheet to Mr. O’Neil in the next day or so.”

The subsection “Background of the Offer” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of paragraph 29:

“During the afternoon of June 11, representatives of Wachtell sent by email to Mr. O’Neil the draft retention term sheet. Mr. O’Neil was on a plane at this time, and did not respond. For more information concerning the draft retention term sheet, please see Item 3. Past Contacts, Transactions, Negotiations and Agreements--Executive Officer and Director Arrangements Following the Merger” above.”

The subsection “Background of the Offer” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after paragraph 31:

“During the afternoon on June 14, Mr. Schwartz and Mr. O’Neil discussed, in general terms, the draft retention term sheet. Mr. O’Neil did not accept the retention term sheet, Mr. O’Neil and Cox Automotive did not sign the retention term sheet, and Mr. O’Neil continued to negotiate the retention term sheet with Cox Automotive.”

The subsection “Reasons for the Recommendation of the Board —Opinion of the Company’s Financial Advisor” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph after the subsection entitled “Discounted Cash Flow Analysis” with the disclosure set forth below:

“Evercore performed a discounted cash flow analysis of the Company in order to derive implied per share equity reference ranges for the Company as of June 30, 2015 based on the implied present value of the Company’s future net unlevered cash flow. In this analysis, Evercore used the non-public historical and projected operating data relating to the Company prepared and furnished to Evercore by management of the Company (the “Management Case”), as well as certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates (the “Research Case”). In each case, the net unlevered free cash flows and range of terminal asset values were then discounted to present values using a range of discount rates of 9.0% to 10.0%, which was chosen by Evercore based upon an analysis of the weighted average cost of capital of the Company and the companies identified below under the caption “Selected Publicly Traded Companies Analysis”. Further, Evercore used a range of perpetuity growth rates of 4.0% to 5.0% to calculate a range of terminal asset values of the Company at the end of fiscal year 2020 for purposes of these analyses. These analyses indicated the following implied range of equity values per share of Shares, as compared to the Consideration:”

The subsection “Certain Dealertrack Forecasts — Important Information Concerning the Dealertrack Management Forecasts ” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph, including the chart and footnotes thereto, with the disclosure set forth below:

“The following is a summary of the Forecasts(1):

(Dollars in Millions)	2015E	2016E	2017E	2018E	2019E	2020E	Terminal
GAAP Revenues	1,106	$1,288	1,494	$1,712	$1,946	$2,197	$2,197
Adjusted EBITDA(2)	225	277	331	400	462	531	531
Capital Expenditures (3)	99	119	127	125	127	132	132
Unlevered Free Cash Flow(4)	126	159	203	275	336	399	399
Stock-Based Compensation (5)	21	23	24	26	30	34	34
Taxes (6)	15	32	47	70	96	128	128
Increase in Net Working Capital (7)	10	11	13	15	17	19	0
Net Unlevered Free Cash Flow(8)	101	116	144	191	223	252	237	(9)

________________________

(1)	Totals may not sum due to rounding.
(2)	The Company defines Adjusted EBITDA as GAAP net income (loss) excluding interest, taxes, depreciation and amortization expenses, stock-based compensation, contra-revenue and certain items, as applicable, such as: impairment charges, restructuring charges, impact of acquisition-related activity (including contingent consideration changes, compensation expense, basis difference amortization, and professional service fees), realized gains on sales of previously impaired securities, gains or losses on sales or disposals of subsidiaries and other assets, rebranding expenses and certain other items that the Company does not believe are indicative of its ongoing operating results. Adjusted EBITDA is a non-GAAP measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	The Company defines Capital Expenditures as capitalized software expenditures plus other capital expenditures.
(4)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures
(5)	Stock-Based Compensation consists of stock options, restricted stock units and similar equity awards.
(6)	Taxes are calculated based on an assumed tax rate of 35% applied to EBIT, which is calculated as Adjusted EBITDA less Depreciation & Amortization less stock-based compensation.
(7)	Increase in Net Working Capital is calculated as Net Working Capital as of the end of the current period less Net Working Capital as of the end of the prior period. Net Working Capital is calculated as Current Assets (excluding cash) less Current Liabilities (excluding debt).
(8)	Net Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures less Taxes less Increase in Net Working Capital.
(9)	Terminal year Net Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures less Stock-Based Compensation less Taxes less Increase in Net Working Capital. Terminal year Net Unlevered Free Cash Flow is calculated differently than Net Unlevered Free Cash Flow because Terminal year Net Unlevered Free Cash Flow accounts for stock based compensation as cash (economic) expense in the discounted cash flow analysis to account for ongoing economic dilution in perpetuity.”

The subsection “Certain Dealertrack Forecasts — Important Information Concerning the Dealertrack Management Forecasts— Additional Information Concerning Forecasts ” of Item 4 of this Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the first paragraph with the disclosure set forth below:

“The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to Parent, the Board and/or Evercore and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose.”

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting after the end of the subsection entitled “Certain Dealertrack Forecasts” the disclosure set forth below:

“Important Information Concerning the Research Case Forecasts

From time to time, Wall Street analysts publish research concerning financial forecasts of the Company (the “Research Case Forecasts”). The Company does not review these Research Case Forecasts in advance of their publishing by such Wall Street analysts, nor does the Company confirm or comment on the Research Case Forecasts. The Research Case Forecasts were based on equity research reports (Macquarie, dated May 18, 2015; Bank of America Merrill Lynch, dated May 11, 2015; Barclays, dated May 8, 2015; Evercore, dated May 8, 2015; and JPMorgan Chase, dated May 8, 2015, which equity research reports contained at least three years of financial forecasts, including estimated 2015 forecasts and the profit and loss statements and cash flow statements necessary for the valuation analysis) that were available to Evercore and cover years through 2017, with the remaining 3 years being an extrapolation calculated by Evercore off of such reports. Evercore’s extrapolation assumed the application of (i) the same estimated 2017 revenue growth rate in the Research Case Forecasts and (ii) the same level of EBITDA margin expansion as per the Forecasts, in each case, for years 2018 through 2020.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Research Case Forecasts were reviewed by Evercore and by the Board.

The following is a summary of the Research Case Forecasts(1):

(Dollars in Millions)	2015E	2016E	2017E	2018E	2019E	2020E	Terminal
GAAP Revenues	1,095	1,263	1,420	1,597	1,796	2,021	$2,021
Adjusted EBITDA(2)	226	269	306	364	416	476	476
Capital Expenditures (3)	98	112	127	128	126	121	121
Unlevered Free Cash Flow(4)	128	157	179	236	290	355	355
Stock-Based Compensation (5)	26	26	30	33	37	42	42
Taxes (6)	11	23	26	45	63	85	110
Change in Net Working Capital (7)	11	11	12	14	15	17	0
Net Unlevered Free Cash Flow(8)	106	123	140	177	212	253	204	(9)

___________________________

(1)	Totals may not sum due to rounding.
(2)	The Company defines Adjusted EBITDA as GAAP net income (loss) excluding interest, taxes, depreciation and amortization expenses, stock-based compensation, contra-revenue and certain items, as applicable, such as: impairment charges, restructuring charges, impact of acquisition-related activity (including contingent consideration changes, compensation expense, basis difference amortization, and professional service fees), realized gains on sales of previously impaired securities, gains or losses on sales or disposals of subsidiaries and other assets, rebranding expenses and certain other items that the Company does not believe are indicative of its ongoing operating results. Adjusted EBITDA is a non-GAAP measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	The Company defines Capital Expenditures as capitalized software expenditures plus other capital expenditures.
(4)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures
(5)	Stock-Based Compensation consists of stock options, restricted stock units and similar equity awards.
(6)	Taxes are calculated based on an assumed tax rate of 35% applied to EBIT, which is calculated as Adjusted EBITDA less Depreciation & Amortization less stock-based compensation.
(7)	Increase in Net Working Capital is calculated as Net Working Capital as of the end of the current period less Net Working Capital as of the end of the prior period. Net Working Capital is calculated as Current Assets (excluding cash) less Current Liabilities (excluding debt).
(8)	Net Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures less Taxes less Increase in Net Working Capital.
(9)

Terminal year Net Unlevered Free Cash Flow is calculated as Adjusted EBITDA less Capital Expenditures less Stock-Based Compensation less Taxes less Increase in Net Working Capital. Terminal year Net Unlevered Free Cash Flow is calculated differently than Net Unlevered Free Cash Flow because Terminal year Net Unlevered Free Cash Flow accounts for stock based compensation as cash (economic) expense in the discounted cash flow analysis to account for ongoing economic dilution in perpetuity.

Additional Information Concerning the Research Case Forecasts

The summary of the Research Case Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were available to Parent, the Board and/or Evercore and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Research Case Forecasts are forward-looking statements. All of the Research Case Forecasts summarized in this section were not prepared by, or with the assistance of, the Company, the Company’s management or Evercore.

No independent registered public accounting firm provided any assistance in preparing the Research Case Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Research Case Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Research Case Forecasts. The PricewaterhouseCoopers LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Research Case Forecasts and should not be read to do so.

By including the Research Case Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Research Case Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Research Case Forecasts. The Company has made no representation to Parent or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Research Case Forecasts.

The assumptions and estimates underlying the Research Case Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Research Case Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Research Case Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Research Case Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Research Case Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and described under the section below entitled “Forward-Looking Statements”. The Research Case Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Research Case Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Company believes that the Research Case Forecasts were developed assuming the Company would continue on a standalone basis without giving effect to the Offer and the Merger, and therefore the Research Case Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Research Case Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Research Case Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Research Case Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Research Case Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Research Case Forecasts.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9, as amended by Amendment No. 1, filed on July 8, 2015 and Amendment No. 2 filed on July 17, 2015, is hereby amended and supplemented by replacing the last paragraph in subsection entitled “Regulatory Approvals—Certain Litigation” with the following:

“On July 18, 2015, the parties named in the Reiferson Complaint entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Reiferson Complaint.

The Memorandum of Understanding provides that, among other things, the Company would make supplemental disclosures concerning the circumstances leading up to the Offer. Such additional disclosures are contained in this Amendment No. 3.

While the defendants believe that the Reiferson Complaint is without merit, and the defendants specifically deny the allegations made in therein and maintain that they have committed no wrongdoing whatsoever, the defendants concluded that it is desirable that the Reiferson Complaint be resolved. The proposed settlement of the Reiferson Complaint, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the Offer and the Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery of the State of Delaware will approve the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 2015

DEALERTRACK TECHNOLOGIES, INC.

By:  /s/ Eric D. Jacobs

Name: Eric D. Jacobs

Title: Executive Vice President, Chief

Financial and Administrative Officer